SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            Echelon Acquisition Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  27875G 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Xueliang Qiu
                                    President
                   No.7 Bohaisanlu, Pingfang Industrial Area,
           Economic and Technical Development District, Harbin, China
                           Telephone: +86 451 86810508
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 12, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27875G 10 9

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Far Grand Investments Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO: Securities acquired in a stock-for-stock exchange
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Cayman Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    23,296,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    23,296,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     23,296,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     40%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27875G 10 9

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Mingshi Qiu
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO: Securities acquired in a stock-for-stock exchange
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Cayman Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          23,296,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    23,296,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     23,296,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     40%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of Echelon Acquisition Corp., a Delaware corporation (the
"Company"). The Company's principal executive office is located at No.7, Bohaisanlu, Pingfang Industrial Area, Economic and Technical Development District, Harbin, P. R. China.

Item 2. Identity and Background

(a) This Schedule 13D is filed on behalf of Far Grand Investments Ltd. ("Far Grand"), a company organized in Cayman Islands, and Mr. Mingshi Qiu, a Chinese citizen (collectively "Reporting Persons" and each individually a "Reporting Person").

(b) The address of principle office of Far Grand is Scotia Center, 4th Floor, P.O.Box 2804, George Town, Cayman Islands. This company is formed as a holding company. The resident address of Mr. Qiu is Room 201, No.29 Shengmingyuan Road, Changping District, Beijing, China.

(c)  Far Grand was formed as a holding company.

     Mr. Mingshi Qiu is the chairman of Beijing Lanbang Biomedical Engineering Technology Company Limited, which is located at Room 201, No.29 Shengmingyuan Road, Changping District, Beijing, China. The company mainly focuses on medicine research in Biomedical Engineering.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Mingshi Qiu is a Chinese citizen.

Item 3. Source and Amount of Funds or Other Consideration

     The shares of common stock were acquired in exchange for Far Grand's share of common stock in Asia Biotechnology Group Inc. ("ABG") according to the Agreement and Plan of Reorganization entered by and among ABG, Harbin OT
Pharmaceutical   Co.,   Ltd.   ("OT   Samoa")   and  the   Company   on  May  8,
2006("Agreement").

     On August 23, 2005, Far Grand and Yingjie Fu, who is the sole shareholder of ABG, entered into an irrevocable trust ("Trust"). Based on the Trust, Far Grand acquired ABG's one single share from Yingjie Fu and was vested full powers to exercise the rights as the shareholder of ABG. Mingshi Qiu was appointed as the beneficiary under the Trust.

     Pursuant to the above Agreement, the one single share of ABG's common stock held by Far Grand was exchanged for 23,290,000 shares of the Company's Common Stock. Mr. Mingshi Qiu accordingly beneficially owns 23,296,000 shares of the common stock of the Company.

Item 4.     Purpose of Transaction

     The purpose of the acquisition of the shares of Common Stock reported herein by the Reporting Persons was for investment and to effect the exchange transaction among ABG, OT Samoa and the Company.

(a) No Reporting Person has any present plans or proposals that relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) No Reporting Person has any present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) No Reporting Person has any present plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Pursuant to the terms and conditions set forth in the Agreement, nominees from Far Grand, Xueliang Qiu, Lei Zhu and Feng Yang were appointed to the Board of Directors, with Xueliang Qiu as the Chairman. Also, pursuant to the terms and conditions set forth in the Agreement, Xueliang Qiu was appointed as the President and Chief Executive Officer, Lei Zhu was appointed as the Vice President and Chief Operation Officer, and F eng Yang was appointed as the Chief Financial Officer of the Company. Hui Wang resigned from all positions she held.

(e) No Reporting Person has any present plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the issuer.

(f) No Reporting Person has any present plans or proposals that relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) No Reporting Person has any present plans or proposals that relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any persons;

(h) No Reporting Person has any present plans or proposals that relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) No Reporting Person has any present plans or proposals that relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) No Reporting Person has any present plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Far Grand is the direct owner of an aggregate of 23,296,000 shares of common stock of the Company and has sole voting and investment power with respect thereto. The Company had 58,240,000 shares of common stock outstanding as of May 12, 2006. Based on that reported number of shares of common stock outstanding, Far Grand has beneficial ownership of 40% of the outstanding shares of common stock. Mingshi Qiu, as the beneficiary of the trust, is the beneficial owner of 23,296,000 shares of common stock of the Company. Mr. Mingshi Qiu, as the beneficiary of the Trust , is deemed to beneficially own the 23,296,000 shares of common stock of the Company owned by Far Grand, which represent 40% of the outstanding shares of common stock of the Company.

(b) Far Grand has the sole power to vote or to direct the vote and the power to dispose or to direct the disposition of the 23,296,000 shares of common stock of the Company. Mingshi Qiu shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of, the 23,296,000 shares of common stock of the Company.

(c) Other than the transaction described in Item 4 of this Schedule 13D, there is no other transactions in the securities effected during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Far Grand.

(e) Inapplicable: state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than as directed above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.


Item 7. Material to Be Filed as Exhibits

     Exhibit A- Agreement and Plan or Reorganization (incorporated by reference to Exhibit 2.1 to Company's Current Report on Form 8-K (filing no. 000-50977) as filed with the Commission on May 12, 2006.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5 , 2006

By: /s/ Wensheng Wang
   ---------------------------------------
   Name/Title
   Wensheng Wang, President
   On behalf of Far Grand Investments Ltd.


By: /s/ Mingshi Qiu
   ---------------------------------------
   Mingshi Qiu